UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 6, 2026, Ms. Chan Po Yu (“Ms. Chan”) resigned as an independent non-executive director of Everbright Digital Holding Limited (the “Company”), effective immediately. Ms. Chan’s resignation was not a result of any disagreements with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies, or practices of the Company or any of its subsidiaries and affiliates.

The Company is presently in the process of identifying a suitable successor for Ms. Chan, and has appointed Ms. Gan Shaoling, presently a member of the Company’s audit committee, as the interim audit committee chairwoman, as well as the Company’s designated audit committee financial expert for the time being. The Company has also appointed Mr. Lu Runhua to the audit committee as Ms. Chan’s interim replacement, pending the appointment of Ms. Chan’s successor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Everbright Digital Holding Limited

Date: March 20, 2026	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

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